September 9, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn: David L. Orlic, Special Counsel

Re:	Northland Cable Properties Eight Limited Partnership Schedule 14D-9 Filed on September 7, 2011 File No. 005-83179

Dear Mr. Orlic:

Northland Cable Properties Eight Limited Partnership (“NCP-8”) and Northland Communications Corporation, the general partner of NCP-8 (“NCC” and together with NCP-8, the “Filing Persons”), are submitting this letter in response to your September 8, 2011 letter (the “Comment Letter”) setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Schedule 14D-9 (the “Schedule 14D-9”) filed by the Filing Persons relating to the August 17, 2011 offer to purchase participation units (the “Units”) of NCP-8 by funds affiliated with MacKenzie Patterson Fuller, LP (the “Tender Offer”)

The Filing Persons have revised the Schedule 14D-9 in response to the Staff’s comments and are filing concurrently with this letter an Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of Amendment No. 1.

September 9, 2011

General

1.	You appear to have filed your Schedule 14D-9 several business days after the date required by Rule 14e-2. Further, you appear not to have filed a Schedule 14D-9 at all with respect to a tender offer for the units commenced on January 12, 2009 and completed on February 9, 2009. If so, you should confirm that you have instituted procedures to ensure future compliance with Rule 14e-2. Also, be aware that the filing of a late Schedule 14D-9 does not and cannot cure past violations, and that neither such a filing nor this letter forecloses the Commission from taking any action with respect to these matters in the future.

Response: The Filing Persons confirm that NCP-8 has recently instituted procedures designed to ensure future compliance with Rule 14e-2 under the Exchange Act of 1934, as amended (the “Exchange Act”). In particular, the procedures implemented by NCP-8 include: (i) senior management of NCC has registered for RSS feeds to provide notification of any filings on EDGAR regarding NCP-8, including any Schedule TO filed by a third party, and (ii) any offers to purchase Units received by NCP-8 will be forwarded to NCC’s general counsel and outside counsel for review to determine whether NCP-8 is required to file a Schedule 14D-9 in connection with such offers. The Filing Persons acknowledge that the filing of a late Schedule 14D-9 does not and cannot cure past violations, and that neither such a filing nor the Comment Letter forecloses the Commission from taking any action with respect to these matters in the future.

Exhibit (a)(2)

2.	You state in the second paragraph of this letter that you express no opinion as to whether limited partners should tender their units. However, your Schedule 14D-9 clearly states that you recommend rejection of the tender offer. Please revise your disclosure to address this.

Response: The Filing Persons advise the Staff that the limited partners of NCP-8 (the “Limited Partners”) (as well as limited partners of other affiliate limited partnerships) have from time to time received offers to purchase less than 5% of the outstanding securities of NCP-8 (and such other affiliated partnerships). After the bidder forwarded the Tender Offer to the Filing Persons, they mistakenly concluded that it represented another mini-tender offer that was not subject to Regulation 14D. As a result, the August 17, 2011 letter filed as Exhibit (a)(2) to the Schedule 14D-9 (the “August 17th Letter”), which was sent to the Limited Partners after the Tender Offer was received, mischaracterized the Tender Offer as a mini-tender offer. Consistent with the Filing Persons’ past practice in response to mini-tender offers, the August 17, 2011 letter did not include a recommendation and expressed no opinion as to whether the Limited Partners should tender their Units. The letter to Limited Partners dated September 7, 2011, filed as Exhibit (a)(1) to the Schedule 14D-9, includes the Filing Persons’ recommendation that

September 9, 2011

the Limited Partners reject the Tender Offer. For clarification, the disclosure in Item 4(a) on page C-3 of Amendment No. 1 has been revised to indicate that the recommendation of the Filing Persons in the Schedule 14D-9 supersedes in all respects the position described in the August 17th Letter.

3.	In the third paragraph of this letter, you characterize the tender offer as a mini-tender offer, and refer limited partners to a staff investor publication advising investors to carefully scrutinize those types of offers. Please advise how you determined that the tender offer is a mini-tender offer, or correct your disclosure accordingly.

Response: As described above in the response to Comment No. 2 of the Comment Letter, the Filing Persons advise the Staff that they mistakenly concluded that the Tender Offer was a mini-tender offer similar to others received in the past. As a result, the August 17th Letter mischaracterized the Tender Offer as a mini-tender offer. For clarification, the disclosure in Item 4(a) on page C-3 of Amendment No. 1 has been revised to indicate that the recommendation of the Filing Persons in the Schedule 14D-9 supersedes in all respects the position described in the August 17th Letter.

The Filing Persons hereby acknowledge that:

(i) each is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9 and amendments thereto;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9 and amendments thereto; and

(iii) each may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

September 9, 2011

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 621-1351.

Respectfully submitted,

/s/ RICHARD I. CLARK
Richard I. Clark Executive Vice President Northland Communications Corporation, General Partner of Northland Cable Properties Eight Limited Partnership

cc (w/o enc.): Georges H.G. Yates, Esq.